THE SWISS HELVETIA FUND, INC. ANNOUNCES
 FINAL RESULTS OF ONE-TIME CASH TENDER OFFER

Press Release – For Immediate Release

New York, New York—April 26, 2017

The Swiss Helvetia Fund, Inc. (NYSE: SWZ), a non-diversified registered closed-end investment company, announced today the final results of its one-time tender offer to acquire, in exchange for cash, up to 2,812,653 of its issued and outstanding shares of common stock (the "Offer") (representing approximately 10% of the Fund's issued and outstanding shares as of the commencement of the Offer). The Offer expired at 5:00 p.m., Eastern Time, on April 24, 2017.

Based on information provided by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, approximately 17,795,965 shares of common stock, or approximately 63% of the Fund's outstanding shares as of the commencement of the Offer, were properly tendered, and the Fund has accepted 2,812,653 shares for cash payment at a price equal to $12.85 per share, which represents 98% of the Fund's net asset value per share as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on April 25, 2017. As the total number of shares tendered exceeds the number of shares the Fund offered to purchase pursuant to the Offer, on a pro-rated basis, approximately 15.8% of the Fund's shares tendered by each tendering stockholder were accepted for payment. Following the purchase of the properly tendered shares, the Fund will have approximately 25,313,872 outstanding shares.

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About The Swiss Helvetia Fund, Inc.

The Fund (www.swzfund.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol "SWZ." The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund's shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

The Fund is managed by Schroder Investment Management North America Inc.

About Schroder Investment Management North America Inc.

Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited, investment advisors registered with the U.S. SEC, are units of Schroders plc (SDR.L), a global asset management company with approximately $490.7 billion under management as of December 31, 2016. Schroder's clients include major financial institutions including banks and insurance companies, as well as local and public authorities, public and private pension funds, endowments and foundations, intermediaries and advisors, as well as high net worth individuals and retail investors. The firm has built one of the largest networks of offices of any dedicated asset management company with more than 400 portfolio managers and analysts covering the world's investment markets, offering a comprehensive range of products and services.

Schroder Investment Management North America Inc. provides asset management products and services to clients in the U.S. and Canada. Schroder Investment Management North America Inc. is an indirect, wholly-owned subsidiary of Schroders plc, a U.K. public company with shares listed on the London Stock Exchange.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund's shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.